Exhibit 7.1

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		2013		2014		2015
	(amounts in thousands of Mexican pesos, except ratios)
IFRS
Earnings:
Income before taxes on profits	Ps.	105,367,219	Ps.	87,205,269	Ps.	56,140,433
Plus:
Interest expense		25,790,120		33,134,918		32,599,765
Interest implicit in operating leases		816,338		849,904		777,378
Current period amortization of interest capitalized in prior periods		2,570,415		2,953,503		3,026,890
Less:
Equity interest in net income of associates		(36,282)		6,073,009		1,426,696
	Ps.	134,507,810	Ps.	130,216,602	Ps.	93,971,162
Fixed Charges:
Interest expense		25,790,120		34,134,918		32,599,765
Interest implicit in operating leases		816,338		849,904		777,378
Interest capitalized during the period		3,002,756		3,258,928		3,524,841
	Ps.	29,609,214	Ps.	37,243,750	Ps.	36,901,983
Ratio of earnings to fixed charges		4.5		3.5		2.5